Page 1 of 10


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             RAVENSWOOD WINERY, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    754438109
                                 (CUSIP Number)


                                  Michael Moran
                            W.R. Hambrecht + Co., LLC
                          539 Bryant Street, Suite 100
                             San Francisco, CA 94107
                                 (415) 551-3132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 754438109                                                 Page 2 of 10

                                  SCHEDULE 13D

------------ -------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             W.R. Hambrecht + Co., LLC
             94-3289837

------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
             INSTRUCTIONS)
                                            (a) (X)
                                            (b) ( )
------------ -------------------------------------------------------------------
3            SEC USE ONLY


------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS (SEE INSTRUCTIONS)

             WC

------------ -------------------------------------------------------------------
5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) (  )
------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------ -------------------------------------------------------------------
NUMBER OF     7             SOLE VOTING POWER
SHARES
BENEFICIALLY                None
OWNED BY
EACH
REPORTING
PERSON WITH
             -------------- ----------------------------------------------------
             8              SHARED VOTING POWER

                            163,5000
             -------------- ----------------------------------------------------
             9              SOLE DISPOSITIVE POWER

                            None
             -------------- ----------------------------------------------------
             10             SHARED DISPOSITIVE POWER

                            163,500
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             163,500
------------ -------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)( )

------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.23%
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             BD
------------ -------------------------------------------------------------------


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CUSIP No. 754438109                                                 Page 3 of 10


                                  SCHEDULE 13D

------------- ------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              William R. Hambrecht
              ###-##-####
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)
                                             (a) (X)
                                             (b) ( )
------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              PF, AF
------------- ------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e) (  )
------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
------------- ------------------------------------------------------------------
NUMBER OF      7           SOLE VOTING POWER
SHARES
BENEFICIAL                  None
OWNED BY
EACH
REPORTING
PERSON WITH
               ------------ ----------------------------------------------------
               8            SHARED VOTING POWER
                            163,500
               ------------ ----------------------------------------------------
               9            SOLE DISPOSITIVE POWER
                            None
               ------------ ----------------------------------------------------
               10           SHARED DISPOSITIVE POWER
                            163,500
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             163,500 (1)
------------ -------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ( )

------------- ------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.23%
------------- ------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

------------ -------------------------------------------------------------------

(1) Mr. Hambrecht has a 15.4% ownership interest in W.R. Hambrecht + Co., LLC (the "LLC"). The LLC directly owns 163,500 shares of Ravenswood Winery, Inc. Mr. Hambrecht does not directly own any shares of Ravenswood Winery, Inc. Mr. Hambrecht disclaims beneficial ownership of all the shares of Ravenswood Winery, Inc. held directly by the LLC other than with respect to 25,179 shares represented by his proportionate ownership interest in the LLC.

CUSIP No. 754438109                                                 Page 4 of 10

                            Statement on Schedule 13D

         This Amendment No. 4 amends and  supplements  the initial  Statement on
Schedule 13D of W.R. Hambrecht + Co., LLC ("LLC") filed with the Securities and Exchange Commission on November 3, 1999, as amended on May 4, 2000, August 2, 2000 and on January 13, 2001 with respect to the beneficial ownership by the LLC of shares of common stock, no par value per share ("Common Stock"), of Ravenswood Winery, Inc., a California corporation ("Issuer"). The filing of this Amendment No. 4 is occasioned by the sale of shares by the LLC. Except as set forth below, the information contained in the Original Statement, as amended by Amendments No. 1-3, is unchanged.

         To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the LLC or Mr. Hambrecht.

ITEM 1.  SECURITY AND ISSUER.

         The Original Statement, as amended by the Amendments No. 1, No. 2, No. 3 and No. 4 ("Amended Statement"), relates to shares of the Common Stock, no par value, of the Issuer. The address of the Issuer's principal executive offices is 18701 Gehricke Road, Sonoma, California 95476.

ITEM 2.  IDENTITY AND BACKGROUND.

         The Amended Statement is being filed jointly by William R. Hambrecht and the LLC.

         (a)      (i) W.R. Hambrecht + Co., LLC.
                  (ii) William R. Hambrecht.

         (b) (i) The LLC's principal business address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.
                  (ii) Mr. Hambrecht's principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.

         (c)      (i) The LLC is a Broker/Dealer.
                  (ii) Mr. Hambrecht is the sole Manager of the LLC.

         (d) During the past five years, neither the LLC nor Mr. Hambrecht has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither the LLC or Mr. Hambrecht has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         (f) (i) The LLC is organized under the laws of the State of Delaware.

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CUSIP No. 754438109                                                 Page 5 of 10


                  (ii) Mr. Hambrecht is a citizen of the United States of America.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Working Capital of the LLC and personal funds of Mr. Hambrecht.

ITEM 4.  PURPOSE OF TRANSACTION.

         The acquisitions of Common Stock by the LLC were made as long-term investments of the LLC or in its role as a market maker of the Issuer. The sale of Common Stock by the LLC was made from its holdings not in its role as market maker (except as indicated in Item 5(c) below). Except as noted below, neither Mr. Hambrecht nor the LLC has any present plans or proposals that relate to or would result in or cause:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

         The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

CUSIP No. 754438109                                                 Page 6 of 10


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to the Issuer, there were 4,870,179 shares of Common Stock outstanding as of May 1, 2001. As of May 4, 2001, the LLC currently directly owns 163,500 shares of the Issuer's Common Stock, representing 3.23% of the outstanding Common Stock. Mr. Hambrecht does not directly own any shares of Common Stock of the Issuer. Mr. Hambrecht, as the sole Manager of the LLC, has indirect beneficial ownership of the 163,500 shares of Common Stock owned by the LLC. Mr. Hambrecht also has a 15.4% ownership interest in the corporation that owns 100% of the LLC. Accordingly, Mr. Hambrecht disclaims beneficial ownership of all shares of the Issuer held by the LLC other than with respect to 25,179 shares represented by his proportionate ownership interest in the LLC.

         (b) The LLC and Mr. Hambrecht each have shared voting power and dispositive power over the 163,500 shares of Common Stock held by the LLC.

         (c) Except as set forth below, neither Mr. Hambrecht nor the LLC has effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Amended Statement.

         During this period the LLC made the following open market purchases and sales of Common Stock in its capacity as market maker for the Common Stock, which trades are shown net of all market making transactions for that day with an average price:


                    BUY SELL        TRADE DATE     QUANTITY      PRICE
                       S            03/08/2001       300         15.25
                       S            03/09/2001       400         15.25
                       S            03/12/2001       300         15.25
                       S            03/12/2001       400         15.5
                       S            03/13/2001       300         15.5
                       S            03/14/2001       100          16
                       S            03/14/2001       100         16.25
                       S            03/14/2001       400         15.5
                       S            03/14/2001       500        16.1875
                       B            03/15/2001      2,875       16.625
                       S            03/15/2001       100        16.875
                       S            03/15/2001       200         16.5
                       S            03/15/2001      3,200        16.75
                       B            03/16/2001       200         16.5
                       B            03/16/2001      2,500        16.25
                       S            03/16/2001       200         16.5
                       S            03/16/2001       500         16.5
                       S            03/16/2001       900         16.5
                       S            03/16/2001      3,000        16.5
                       B            03/19/2001      2,500       16.3125
                       S            03/19/2001       200        16.375
                       S            03/19/2001       200         16.5
                       S            03/19/2001       275        16.375

CUSIP No. 754438109                                                 Page 7 of 10


                    BUY SELL        TRADE DATE     QUANTITY      PRICE
                       S            03/19/2001       300        16.375
                       S            03/19/2001       500        16.3125
                       B            03/21/2001       200         16.25
                       B            03/21/2001      1,625       16.0625
                       S            03/21/2001       100        16.3125
                       B            03/22/2001       100         15.75
                       B            03/22/2001       200         15.25
                       B            03/22/2001       200         15.5
                       B            03/22/2001       200         15.75
                       S            03/22/2001       125        15.875
                       S            03/22/2001       500        15.375
                       B            03/23/2001       200          15
                       B            03/23/2001      4,000        14.75
                       S            03/23/2001       100         15.25
                       S            03/23/2001       400        15.375
                       B            03/26/2001       200        15.0625
                       B            03/26/2001       200        15.125
                       B            03/26/2001       400          15
                       S            03/26/2001       200        15.125
                       S            03/26/2001      1,000         15
                       S            03/26/2001      2,600         15
                       S            03/27/2001       300        15.125
                       B            03/28/2001       200         14.5
                       B            03/28/2001       400         14.5
                       S            03/28/2001       100         14.75
                       S            03/29/2001       200          15
                       S            03/30/2001       200         15.25
                       S            03/30/2001       200        15.875
                       S            03/30/2001       300        15.375
                       S            03/30/2001       300        15.625
                       S            03/30/2001       400        15.375
                       S            03/30/2001       400        16.125
                       S            03/30/2001      2,000         16
                       S            04/02/2001       100         16.5
                       S            04/02/2001       200        16.125
                       S            04/02/2001       200        16.1875
                       S            04/02/2001       200        16.875
                       S            04/02/2001       400        16.125
                       S            04/02/2001       500         16.25
                       S            04/02/2001       800        16.4375
                       S            04/02/2001       900        16.0625
                       S            04/02/2001      1,000        16.25
                       S            04/03/2001      1,500        16.75
                       S            04/05/2001       100          18
                       S            04/05/2001       200         16.75
                       S            04/05/2001       200         17.25
                       S            04/05/2001       200         17.75
                       S            04/05/2001      1,000        18.25
                       B            04/06/2001       200         16.25
                       S            04/06/2001       100        16.375
                       S            04/06/2001       100        16.375

CUSIP No. 754438109                                                 Page 8 of 10


                    BUY SELL        TRADE DATE     QUANTITY      PRICE
                       S            04/06/2001       100        16.625
                       S            04/06/2001       100        16.625
                       S            04/06/2001       100        16.625
                       S            04/06/2001       100         16.75
                       S            04/06/2001       100         16.75
                       S            04/06/2001       100        16.875
                       S            04/06/2001       100        16.875
                       S            04/06/2001       100          17
                       S            04/06/2001       200         17.5
                       S            04/06/2001       200         17.75
                       S            04/06/2001       200         17.75
                       S            04/06/2001       300        17.125
                       S            04/06/2001      1,000         17
                       S            04/06/2001      1,000       17.125
                       S            04/09/2001        35         17.1
                       S            04/09/2001       100          17
                       S            04/09/2001       100         17.24
                       S            04/09/2001       100         17.24
                       S            04/09/2001       100         17.25
                       S            04/09/2001       300         17.1
                       S            04/09/2001      1,100        17.37
                       S            04/09/2001      1,800        17.5
                       B            04/10/2001       100         17.39
                       B            04/10/2001       100         17.5
                       S            04/10/2001       100         17.6
                       B            04/11/2001       100         28.87
                       B            04/11/2001       150         28.82
                       B            04/11/2001       185         28.88
                       S            04/11/2001       100         28.87
                       B            04/12/2001       100         28.92
                       B            04/12/2001       140         28.92
                       B            04/12/2001       300         28.92
                       B            04/12/2001      1,000        28.92
                       B            04/12/2001      4,000        28.92
                       B            04/16/2001       100         28.93
                       B            04/16/2001       150         28.97
                       B            04/16/2001       200         28.96
                       B            04/16/2001       200         28.98
                       B            04/16/2001       500         28.93
                       B            04/17/2001       100         28.97
                       B            04/18/2001       500         29.01
                       B            04/18/2001       500         29.02
                       B            04/18/2001      2,210        29.02
                       B            04/19/2001      11,500        29
                       S            04/19/2001      1,500         29
                       S            04/19/2001      10,000        29
                       B            04/27/2001       500         29.04
                       S            04/30/2001       300         29.1
                       B            05/01/2001       300         29.1
                       S            05/01/2001       300         29.06
                       S            05/01/2001       400         29.15
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CUSIP No. 754438109                                                 Page 9 of 10


                    BUY SELL        TRADE DATE     QUANTITY      PRICE
                       S            05/01/2001      5,000        29.1
                       S            05/01/2001      8,500        29.07
                       S            05/01/2001      61,500       29.05
                       B            05/01/2001      75,000       29.05
                       S            05/02/2001      1,700        29.1
                       S            05/02/2001      15,000       29.08
                       S            05/03/2001      4,900        29.09
                       S            05/03/2001      21,900       29.1
                       B            05/03/2001      50,000       29.08
                       B            05/04/2001     100,000       29.09
                       S            05/04/2001      2,000        29.1
                       S            05/04/2001     110,300       29.09


         In addition the LLC sold from its holdings, and not as market maker, 75,000 shares at $29.05 per share on May 1, 2001, 50,000 shares at $29.08 per share on May 3, 2001 and 100,000 shares at $29.09 per share on May 4, 2001.

         (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

         (e) The reporting person ceased to own five percent (5%) of the Common Stock on May 1, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following material was filed as an Exhibit to Amendment No. 1 to the original Schedule 13D:

         Exhibit A - Joint Filing Agreement dated as of May 4, 2000, between the LLC and Mr. Hambrecht.

CUSIP No. 754438109                                                Page 10 of 10


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 7, 2001


                                         /s/ William R. Hambrecht
                                         ------------------------
                                         William R. Hambrecht



                                         W.R. Hambrecht + Co., LLC

                                         By: William R. Hambrecht,
                                         Manager



                                         /s/ William R. Hambrecht
                                         ------------------------
                                         William R. Hambrecht